UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____September 2003___	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

News Release dated September 2, 2003

2.

News Release dated September 2, 2003 (2)

3.

News Release dated September 4, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: February 11, 2004	Signed: /s/ Simon Ridgway President and Director

News Release 2003-12

September 2, 2003

Radius Discovers New Gold System in Nicaragua

Radius Explorations Ltd. (“Radius”) is pleased to announce the discovery of a gold vein system in Nicaragua. Recent trench sampling has returned a best section of 8.4 m @ 21.7 g/t gold which includes 4.9 m @ 34.7 g/t gold. Radius began its Nicaraguan exploration program six months ago and has established a strong presence in the country.

The vein system is a grass-roots, low sulphidation epithermal discovery on a wholly-owned Radius concession. To date, two veins - Pavon South and Pavon North - have been located within a 5 km by 2.5 km area.  Seven reconnaissance hand-trenches have been dug across the veins; two at Pavon North and five at Pavon South. The trenches returned the following gold results (silver results pending):

Trench No.	Vein	Interval (m)	Au (g/t)	Comments
TRP 2	Pavon South	8.4	21.7	Discovery trench
	including	4.9	34.7
TRP 4	Pavon South	5.0	3.9	420 m northwest of Discovery trench
TRP 6	Pavon South	7.7	6.1	100 m southeast of Discovery Trench
	including	4.9	9.3
TRP 8	Pavon South	14.3	4.3	750 m northwest of Discovery trench
	including	5.6	9.3	creek exposure, open to the west
TRP 9	Pavon South	9.8	6.8	800 m northwest of discovery,
	including	3.6	17.4	road cut exposure, open to the west
TRN – A	Pavon North	16.0	7.1	3.3 km north of Discovery Trench
	Including	8.0	12.1
TRN - B	Pavon North	18.6	1.8	3.1 km north of Discovery Trench
	Including	2.0	9.3

A map showing the trench locations is available on Radius’s web site (www.radiusgold.com).

The veins are hosted by a series of intermediate to felsic volcanic rocks in rolling, easily accessible terrain. An all-season road cuts the area. Outcrop in the area of the discovery is extremely poor, and trenching or pitting through extensive soil development was used to trace veins.

The Pavon South vein has been trenched in five places over a total strike length of nearly 900 m and is open along strike in both directions. At least two of the trenches TRP 8 and TRP 9 apparently did not test the full width of the vein, for example, the last sample in Trench TRP 9 finished in mineralization and returned 0.5 m @ 41.1 g/t gold.

Significantly, only 200 m of strike length of the Pavon North been trenched to date, but a single grab sample of quartz vein material which assayed 12.1 g/t gold was collected directly along strike approximately 800 m southeast of trench TRN–B. Vein material returning 2 m @ 5.5 g/t gold has also been chip sampled 200 m to the northwest of Trench TRN–A, giving a total potential strike length to date of 1,000 m.

The Pavon veins are the eastern-most quartz veins exposed in the area. In addition to the Pavon North and South veins, a series of mineralized zones were exposed in other reconnaissance trenches while tracing the main high grade vein: all of the trenches returned anomalous gold values. Additional sub-parallel veins are known to occur 2 km to the west of the Pavon trend and follow-up work is on going.

Simon Ridgway, President, said “Our geological team have done it again. They’ve made another gold discovery, this time in Nicaragua. You never know how significant these discoveries are until you put some time into them. However, there are many encouraging signs in this region of Nicaragua and I am hopeful that we have discovered a new mining camp similar to the La Libertad or Bonanza mining camps in the country that produced several million ounces of gold over the last century.”

Qualified Person

Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this press release have been accurately summarized from the official assay certificates provided to the Company. All samples were prepared and analysed at the CAS Labs Inc. (CAS) facility in Tegucigalpa, Honduras. CAS, based in Washington State, has provided analytical services to the gold and silver mining/exploration industries since 1989.

For further information on Radius Explorations Ltd, please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

29.9-million

        “signed”

Harmen J. Keyser, P.Geol.

Director

News Release 2003-13

September 2, 2003

SECOND QUARTER FINANCIAL RESULTS

Radius Explorations Ltd. is pleased to report on its second quarter financial results.

The Company reported a net loss for the six months ended June 30, 2003 of $365,730, compared to $238,691 for the six months ended June 30, 2002.  Significant items comprising the 2003 loss include $100,244 for public relations, $74,065 for salaries, $59,081 for travel and accommodation, and $30,355 in foreign exchange loss.  The 2002 net loss included $114,633 for salaries, $30,000 for consulting fees, $23,740 for public relations, and $23,482 for rent and utilities.

During the six months ended June 30, 2003, $369,010 was spent on exploration of the Company’s mineral properties, of which $187,883 was incurred in Guatemala and $181,127 in Nicaragua.

As at June 30, 2003, the Company had working capital of $2,810,625, compared to $2,191,500 as at December 31, 2002.  In January 2003, the Company completed a $500,000 million private placement financing of 1.0 million units at $0.50 each, and during the six months ended June 30, 2003, warrants and stock options were exercised for a total of $2.78 million.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over the next 12 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

29.9-million

“signed”

Simon T. Ridgway, President

Radius Explorations Ltd. is a Vancouver-based junior gold company, exploring in Central America. Its shares trade on the TSX-V (RDU) and the Deutsche Börse (RDU.F). For further information on the Company and its projects, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com.

              PILLAR

                                                  RADIUS

       RESOURCES INC.                       EXPLORATIONS LTD.

                        NR 2003-18                                                                         NR 2003-14

355 Burrard Street, Suite 830, Vancouver, BC, V6C 2G8, Canada

Tel: 604-801-5432 • Fax: 604-662-8829 • Toll-Free: 1-888-627-9378

DIAMOND DRILLING PROGRAM TO START AT MARIMBA,

NEW TRENCH RESULTS FROM BANDERAS

Vancouver September 4th, 2003 – Radius Explorations Ltd. (“Radius”) and Pillar Resources Inc. (“Pillar”) are pleased announce the start of the second phase of drilling at the Marimba joint venture project in eastern Guatemala, and additional trench results from the Banderas project.

Marimba Project

Drilling at Marimba is due to start on Monday, September 8th, and will focus on the Cerro T and Lantiquin projects which were first drilled by Pillar earlier this year.

At Cerro T, the drill program has been designed to outline a near surface, heap leachable oxide gold resource and to extend the known strike length of the gold mineralization further to the east.

Pillar’s first-phase drilling at Cerro T cut gold-bearing brecciated and silicified limestones over a 700m strike length. Grades ranged from 1.3 g/t Au over 22.9m to 2.6 g/t Au over 8.3m, and preliminary metallurgical tests indicated that the mineralization will be readily amenable to heap leaching (see June 16th and July 7th press releases).

At Lantiquin, the second-phase program will test the strike and dip extension of gold mineralization within a 40 m wide shear zone. Pillar’s first-phase drilling returned intersections of +1 g/t Au over widths of up to 10m associated with quartz-carbonate stockworking in sheared greenstones. The drilling tested a 200m strike length, and indicated that gold grades may be increasing with depth (June 16th release).

Banderas Project

Preliminary gold assays have been received for 8 new trenches at Banderas which targeted the northern extension of the M28 zone, and the Pyramid Hill zone, a parallel structure roughly 500 m west of the M28 zone.

Previous trenching intersected mineralized pyritic silicified breccias, which are now known to occur in the hangingwall and/or footwall of the main vein structures at Banderas. The latest trenches tested the veins themselves to follow up higher grade float and outcrop samples from previous work.

At Pyramid Hill, trenching exposed quartz veins 1-2m wide and silicified breccias up to 6m wide over 600m strike length of the zone.  The best result was 6.95 g/t Au over 4.8m from vein and breccia material in trench PHT003, which included 10.3 g/t Au over 2.1m from the quartz vein itself.

Trench M28T012, across the original M28 vein discovery, averaged 12 g/t Au + 269 g/t Ag over 7m (15.8 g/t gold equivalent at 70:1 Ag:Au). This interval included a 1m sample which returned 41 g/t Au and 838 g/t Ag and confirms the results of a previous sample from M28 which ran 28 g/t Au over 1.5m.  Results from trenches testing the northern extension of the M28 zone are pending.

Background Information

Pillar is earning a 60% interest in both the Marimba and Holly/Banderas projects from Radius Explorations Ltd.  To exercise the Marimba option, Pillar must spend CAD$2.5-million in exploration expenditures on the Project by October, 2005.  To exercise the Holly/Banderas option, Pillar must spend CAD$4.0-million in exploration expenditures on the Project over three years.

Pillar has agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between Radius and Gold Fields, which requires that if Pillar proposes to transfer any of its interest in the Marimba or Banderas projects to a third party, it must first offer to transfer such interest to Gold Fields.

Qualified Persons

Peter Thiersch, M.Sc. P.Geo. is the Qualified Person as defined by National Instrument 43-101 responsible for the design and management of the Cerro T and Banderas exploration programs.  The geological and assay data reported in this news release was communicated to Radius by Pillar. Radius has not independently verified the assay or geological information.  Mr. Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, and has verified that the results presented in this release have been accurately summarized from the information provided to Radius by Pillar.

For further information on Pillar Resources or Radius Explorations, please call toll free 1-888-627-9378 or visit our web sites (www.pillargold.com and www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

ON BEHALF OF THE BOARD

“signed”

“signed”

Simon Ridgway, President

Simon Ridgway, President

PILLAR RESOURCES INC.

RADIUS EXPLORATIONS LTD.

Symbol:

TSXV-PRI

Symbol:

TSXV-RDU

Shares Issued:

15.2 million

Shares Issued:

29.9 million